SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) or 13(e)(3) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GLACIER WATER SERVICES, INC.,

a Delaware corporation

(Name of Subject Company (Issuer))

GLACIER WATER SERVICES, INC.

a Delaware corporation (Offeror and Issuer)

(Names of Filing Persons (identify status as offeror, issuer or other person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

376395109

(CUSIP Number of Class of Securities)

W. David Walters Glacier Water Services, Inc. 2651 La Mirada Drive, Suite 100 Vista, CA 92803 (760) 560-1111	Howard F. Hart Weissmann, Wolff, Bergman, Coleman Grodin & Evall, LLP 9665 Wilshire Boulevard, Suite 900 Beverly Hills, CA 90212 (310) 858-7888

(Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

GLACIER WATER SERVICES, INC.

Schedule TO

ITEM 1.    Summary Term Sheet

The information set forth in the Offering Circular under “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.     Subject Company Information

(a)    The name of the subject company is Glacier Water Services, Inc., a Delaware corporation (the “Company”). The address of the Company’s executive offices is 2651 La Mirada Drive, Suite 100, Vista, California 92803, and its telephone number is (760) 560-1111.

(b)    This Schedule relates to the proposed offer by the Company to exchange 8/10 (eight-tenths) of a 9-1/16% Cumulative Trust Preferred Security of Glacier Water Trust I, with a liquidation amount of $25 per security, for each share of the Company’s Common Stock, par value $0.01 (the “Common Stock”), up to 1,151,750 shares of Common Stock, on the terms and subject to the conditions set forth in the Offering Circular to be dated March 5, 2003, and the related Letter of Transmittal (which together constitute the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. As of November 1, 2002, the Company had issued and outstanding 2,848,349 shares of Common Stock. The Offer has not been made and the exchange ratio has not been finally determined.

(c)    The information set forth on the cover page, in the “Introduction” and “The Exchange Offer – Price Range of Shares” in the Offering Circular is incorporated herein by reference.

(d)    The information set forth in “The Exchange Offer – Price Range of Shares” in the Offering Circular is incorporated herein by reference.

(e)    Not applicable.

(f)    The information set forth in “The Exchange Offer – Price Range of Shares” in the Offering Circular is incorporated herein by reference.

ITEM 3.     Identity and Background of Filing Person

(a)-(c)    The filing person is the subject company, and the information set forth at Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A – “Information Regarding Glacier’s Directors, Executive Officers and Principal Shareholder of Glacier” of the Offering Circular is also incorporated by reference herein.

ITEM 4.     Terms of the Transaction

(a)    The information set forth on the cover page, in the “Introduction” and in the following sections of the Offering Circular under “The Exchange Offer”: “Terms of the Offer; Expiration Date”; “Procedures for Tendering Shares”; “Withdrawal Rights”; “Acceptance of Shares for Exchange”; and “Extension of the Exchange Offer; Termination; Amendments,” is incorporated herein by reference. The information set forth in “Description of Trust Preferred Securities” and “Description of Junior Subordinated Debentures” in Appendix A to the Offering Circular and in “The Exchange Offer – Certain U.S. Federal Income Tax Consequences” in the Offering Circular is also incorporated by reference herein.

(b)    The information set forth in “The Exchange Offer – Interests of Directors and Officers and Principal Shareholders” in the Offering Circular is incorporated herein by reference.

(c)     Not applicable.

(d)    The information set forth in “Special Factors – Fairness of the Exchange Offer; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights “ in the Offering Circular is incorporated herein by reference.

(e)    None.

(f)     Not applicable.

ITEM 5.     Past Contacts, Transactions, Negotiations and Agreements

(a)    The information set forth at “Item 8 - Consolidated Financial Statements and Supplementary Data—Note 10 (Related Party Transactions) and Note 12 (Subsequent Events),” as contained in the Company’s Form 10-K for the fiscal year ended December 30, 2001, is incorporated herein by reference.

(b)-(c)     Not applicable.

(e)    The information set forth in “The Exchange Offer – Transactions and Arrangements Concerning the Shares” in the Offering Circular is incorporated herein by reference.

ITEM 6.     Purposes of the Transaction and Plans or Proposals

(a)-(c)    The information set forth in the “Use of Proceeds,” “Special Factors – Purposes, Alternatives, Reasons and Effects of the Exchange Offer” and “Special Factors – Fairness of the Exchange Offer; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights” in the Offering Circular is incorporated herein by reference.

ITEM 7.     Source and Amount of Funds or Other Consideration

(a)    The information set forth in the “The Exchange Offer – Source and Amount of Funds” in the Offering Circular is incorporated herein by reference.

(b)    Not applicable.

(c)    The information set forth in “The Exchange Offer – Fees and Expenses” in the Offering Circular is incorporated herein by reference.

(d)    Not applicable.

ITEM 8.     Interest in Securities of the Subject Company

(a)-(b)    The information set forth in “The Exchange Offer – Interests of Directors and Officers and Principal Shareholders” in the Offering Circular is incorporated herein by reference.

ITEM 9.     Persons/Assets, Retained, Employed, Compensated or Used

(a)    The information set forth in “The Exchange Offer – Fees and Expenses” in the Offering Circular is incorporated herein by reference.

ITEM 10.     Financial Statements

(a)    The audited consolidated financial statements of the Company as of and for the fiscal years ended December 30, 2001 and December 31, 2000 are incorporated herein by reference to the Consolidated Financial Statements of Glacier included in the Company’s Annual Report on Form 10-K for its fiscal year ended December 30, 2001 (the “Form 10-K”). The unaudited consolidated financial statements of the Company for the three and nine month fiscal periods ended September 29, 2002 and September 30, 2001 and as of September 29, 2002 are incorporated herein by reference to Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2002 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are referred to as the “Company Reports”.

The Company Reports are available for inspection or copying and may be obtained from the Company or from the public reference facilities of the Securities and Exchange Commission (“SEC”) at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

(b)    Not applicable.

ITEM 11.    Additional Information

(a)    The information set forth in “Special Factors – “Purposes, Alternatives, Reasons and Effects of the Exchange Offer,” “The Exchange Offer – Transactions and Arrangements concerning the Shares” and “The Exchange Offer – Certain Legal Matters; Regulatory Approvals” in the Offering Circular is incorporated herein by reference.

(b)    The information set forth on the cover page of the Offering Circular and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.    Exhibits

(a)(1)(A)	Form of Offering Circular, dated March 5, 2003.

(a)(1)(B)	Form of Letter of Transmittal.

(b)	Not applicable.

(c)	Opinion of Valuation Research Corporation.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.     Information Required by Schedule 13E-3

The information set forth under “Summary Term Sheet,” “Introduction,” “Special Factors – Purposes, Alternatives, Reasons and Effects of the Exchange Offer,” “Special Factors – Fairness of the Exchange Offer; Reports, Opinions, Appraisals and Certain Negotiation; No Approvals Required; No Appraisal Rights,” “Special Factors – Opinion of Valuation Research” and “The Exchange Offer - Interests of Directors and Officers and Principal Shareholders” in the Offering Circular is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLACIER WATER SERVICES, INC.

By:	/s/ W. David Walters

Name:	W. David Walters
Title:	Senior Vice President and Chief Financial Officer

Date: March 5, 2003